

August 1, 2014

<u>Via E-mail</u>
Mr. Jack Yun Ma
Executive Chairman
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

> **Re: Alibaba Group Holding Limited**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed July 11, 2014**
> **File No. 333-195736**

Dear Mr. Ma:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 23</u>

<u>We do not control Alipay . . . ., page 28</u>

1. We note your response to comment 6 in our letter dated July 3, 2014 and the new risk factor on page 28. Revise the heading of this risk factor to reflect the potential conflicts of interest disclosed in this risk factor. Also disclose in more detail, in the risk factor, the possible conflicts of interest that may arise between Jack Ma's role in exercising voting control over Alipay's parent and his role as your Executive Chairman. In doing so, discuss the ability of Junhan, an entity over which you do not appear to have control, to issue share-based awards to your employees, certain expenses associated therewith which will be recognized by you.

Selected Operating Data, page 87

2. We have read your response to comment 14 in our letter dated July 3, 2014 and your quantification on page 169 of GMV generated from traffic through the Juhuasuan marketplace. To indicate the relative size of Juhuasuan in a more prominent location within your filing, disclose the amount or percentage of fiscal year 2014 GMV related to Juhuasuan in footnote one to this tabular presentation of total GMV.

Management's Discussion and Analysis, page 89

Results of Operations, page 105

3. We note the revisions to your filing in response to comment 17 in our letter dated July 3, 2014. Tell us in detail how your revisions address our prior comment that you should provide investors with management's insight into the extent to which changes in both your online marketing services and commission revenue are attributable to changes in prices or changes in the volume of services sold. For example, tell us how your analysis of changes in total and mobile GMV with respect to online marketing services, or your statements regarding increased GMV contribution from Tmall fully explain the impact of changes in both the price or volume of the services sold. Do not limit your response to these examples. Additionally, explain the relationship between monetization rate, volume and price if its inclusion was intended to respond to our comment.

4. Refer to the level at which revenue is budgeted and monitored as seen in the internal management reports that were previously provided to us. Tell us in detail how you determined that your narrative analysis of changes in revenue should not be further disaggregated, particularly as it relates to your China commerce retail business's online marketing services. We remind you that one of the principal objectives of MD&A is to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management.

China Commerce, page 107

5. Separately disclose the amount of revenue that you generate from marketing services on your websites and the amount of revenue that you generate from marketing services through third-party affiliates.

6. Separately disclose the online marketing services revenue generated from your pay-for-performance, display marketing, Taobaoke program, and placement services.

International Commerce, page 108

7. Separately disclose the amount of revenue generated from membership fees and online marketing services respectively.

Business, page 137

Marketing Services, page 174

8. Revise your disclosure to include a more detailed description of your P4P marketing services and display marketing services as it relates to third party marketing affiliates.

9. Revise your disclosure to clarify whether your online marketing services are available solely to your merchants or whether non-merchants also may utilize your marketing services. Address this for services provided on your websites and third party websites.

Related Party Transactions, page 226

Agreements and Transactions Related to Small and Micro Financial . . ., page 227

10. We note your response to comment 23 in our letter dated July 3, 2014. Disclose the anticipated timeframe in which Jack Ma's direct and indirect economic interests in Small and Micro Financial Services Company will be reduced to the level disclosed on page 228.

Financial Statements, page F-1

2. Summary of Significant Accounting Policies, page F-13

(g) Revenue Recognition, page F-18

11. We note your response to comment 37 in our letter dated July 3, 2014. Where you disclose revenue recognition policies applicable to revenue streams that are not yet material, clearly disclose that said revenue streams are not yet material.

12. For each of pay-for-performance, or P4P, and display marketing services, provide us with the amount of revenue attributable to third-party marketing affiliates and the related traffic acquisition costs for all periods presented.

13. We understand that merchants bid for keywords in P4P marketing services while merchants bid for display positions in display marketing. Explain further the differences between P4P marketing services and display marketing. In this regard:

  - Describe how the results of the online auction system and real-time bidding system are presented on a third-party marketing affiliate's website.

  - Help us better understand the overall nature and process for keyword searches on your third-party affiliate's sites, including clarifying what portion of the search results are generated through the online auction system. In addition, tell us how the third-party sites interface with the online auction system to generate search results.

- Also provide us detailed examples of searches performed and explain any significant differences that might exist based on the nature of the third-party marketing affiliate.

14. Provide us with a more specific and comprehensive discussion regarding why you believe you are the primary obligor in these arrangements including what consideration you have given to the fact that your third-party marketing affiliates are ultimately responsible for providing advertising or display space. Also tell us how the fact that merchants are in charge of providing their own bidding information affects your conclusion.

15. Provide us with more details regarding the terms of your fixed cost contracts, including how you have defined monetization in your statement in Appendix 1 that "a portion of website inventory is purchased at a fixed cost for a specified period of time regardless of whether monetization can be achieved." Specifically, tell us if you are required to pay the agreed-upon costs regardless of whether a bidder for this inventory is found or if your reference to monetization refers to situations where an auction bid might be less than the fixed price amount you have agreed to pay to a third party affiliate for their space. Based upon your response, it appears that 39% of your contracts have fixed-fee arrangements, but it is unclear what percentage of these contracts requires you to pay the agreed-upon fee in full if no merchant or advertiser is identified. For such circumstances, quantify: (1) the significance of these arrangements for both your P4P and display marketing arrangements; and (2) the payments made when no merchant or advertiser was identified for each period presented.

16. Clarify if you believe general inventory risk exists for the portion of website inventory that is not acquired under the same terms described in the previous comment and provide the basis for your conclusion.

17. Further explain why you believe you have pricing latitude given prices are determined by the results of the online auction or real-time bidding systems. Additionally, explain how the Company's "pricing algorithm adjusts the final price that the merchant should pay." You suggest in Appendix 1 that you have discretion in determining the price by making adjustments. Explain how pricing is determined including the impact of the auction or real-time bidding systems, provide us with examples of adjustments, and explain why such adjustments would be made.

18. Provide us with a more specific and comprehensive discussion of your involvement in determining service specifications including how you work with third-party affiliates in determining items such as size and customization of items. Based on your discussion in Appendix 1, it appears your involvement in online auction systems may differ from real-time bidding systems. Explain the differences and specify how you are involved with service specifications with respect to P4P marketing services.

19. Explain in significantly more detail why you do not believe your fees are fixed given that the amount you pay to your third-party affiliates is based on a fixed-dollar amount or fixed percentage. Reference ASC 605-45-45-17.

8. Share-based Awards, page F-40

20. We have the following additional comments regarding the non-compete provision under the Partner Capital Investment Plan:

    • Provide us with more specific details of the non-compete provision including how the provision defines immediate family members, investments in competitors, working for competitors, conferring a competitive act on competitors, acts that are serious or materially detrimental to your interests, and related entities.

    • Refer to ASC 718-20-55-91 and tell us: (1) whether the non-compete provisions can be legally enforced; (2) whether you intend to enforce the non-compete provisions; and (3) how the fair value of these awards compares to each individual's expected future annual total compensation. Provide us with a specific analysis for each of the non-employees.

    • Further explain why you believe the subscribers' skills could be applied to other corporations without violating the non-compete provisions. We note you have a number of related entities and you have entered into agreements to acquire or have acquired interests in entities in multiple different industries.

    • If the non-compete provision does not define in more detail the actions to which it applies, tell us whether you have the unilateral ability at your sole discretion to determine the circumstances that constitute a violation and what recourse a subscriber would have to your determination.

21. Tell us whether you are a legal party to the share-based award arrangement between your employees and Junhan, including whether you serve as a guarantor under the arrangement. Explain further how Junhan will have a sufficient amount of cash available to settle these awards. In this regard, tell us if Junhan has the ability to obtain cash from Alipay and whether any restrictions exist. Tell us how the fair value of Junhan's interest in Small and Micro Financial Services Company compares to the current value of these awards and how you have considered future changes in the amounts given that Junhan's interest in Small and Micro Financial Services Company will decrease and additional share appreciation rights issued by Junhan will be given to your employees. Also tell us how Junhan can raise debt as an investment holding company and what guarantees might be placed on any new debt. Finally, to the extent that Junhan will not have sufficient cash to settle these awards, tell us whether you intend to make up the difference.

Jack Yun Ma
Alibaba Group Holding Limited
August 1, 2014
Page 6

14. Investment in equity investees, page F-57

(b) Investment in UCWeb Inc. ("UCWeb"), page F-57

22. We have the following comments regarding UCWeb:

- You disclose on page F-57 that in May 2013, you completed a step acquisition of convertible preferred shares in UCWeb for US$506 million in cash. Provide us with the details of the previous steps.

- We note that in December 2013 you paid US$180 million to acquire an additional 1% interest in UCWeb. Tell us why the consideration paid for the additional 1% interest appears disproportional to the consideration paid for the original 65% interests. Clarify whether you received any rights or benefits in the second transaction beyond an additional 1% economic and voting interest.

- Disclose, if material, the fair value of your cost-method investments as required by ASC 325 and ASC 825.

25. Subsequent events, page F-69

23. Provide us with additional analysis of your significant influence over Youku Tudou as follows:

- You list various commercial agreements between you and Youku Tudou. Help us better understand the nature of these agreements and how these agreements, individually or collectively, help support your assertion of significant influence over Youku Tudou. Also tell us whether Youku Tudou has similar commercial agreements with other parties and, if so, the relative significance of your agreements to those with other parties.

- You state that you "are entering into" commercial agreements with Youku Tudou. For each agreement that you believe is significant in demonstrating your significant influence over Youku Tudou, tell us if and when the agreement was finalized and whether the commercial agreement was specified in or contemplated at the time of your equity purchase agreement.

- You believe that "a meaningful portion" of Youku Tudou's revenue is generated through participation in your Taobaoke program as a third party marketing affiliate. Provide more quantified details regarding the significance of Youku Tudou's revenue that is generated from the Taobaoke program.

24. Provide the disclosures required by ASC 805-10-50-4 related to business combinations after the reporting date but before the financial statements are issued for all material acquisitions or tell us why you do not believe these disclosures are required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Senior Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Via E-mail
        Leiming Chen, Esq.
        Simpson Thacher & Bartlett LLP